Exhibit 11

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

July 22, 2008

RCM Wellness Fund

c/o Allianz Funds

1345 Avenue of the Americas

New York, New York 10105

Re:	Registration Statement on Form N-14

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement of Allianz Funds (the “Trust”) on Form N-14 (the “Registration Statement”) with respect to RCM Wellness Fund (the “Wellness Fund”), a series of the Trust, being filed by the Trust today under the Securities Act of 1933, as amended (the “Act”), relating to the proposed acquisition by the Wellness Fund of substantially all of the assets of RCM Biotechnology Fund (the “Biotechnology Fund”), a series of the Trust, and the issuance of shares of beneficial interest of specified classes of the Wellness Fund in connection therewith (the “Shares”), all in accordance with the terms of the proposed Agreement and Plan of Reorganization by and among the Biotechnology Fund, the Wellness Fund and Allianz Global Investors Fund Management LLC (the “Agreement and Plan of Reorganization”), in substantially the form included as Appendix A to the Prospectus/Proxy Statement that is part of the Registration Statement.

We have examined the Agreement and Plan of Reorganization; the Trust’s Fifth Amended and Restated Agreement and Declaration of Trust, as amended to the date hereof (the “Declaration of Trust), on file in the offices of the Secretary of State of The Commonwealth of Massachusetts; the By-Laws of the Trust, as amended to the date hereof (the “By-Laws”); and the Resolutions of the Board of Trustees of the Trust adopted at a meeting held June 5, 2008. We have examined such documents and records, including a certificate of the Secretary of State of The Commonwealth of Massachusetts, as we have deemed necessary for the purposes of this opinion.

We have assumed, for purposes of this opinion, that, prior to the date of the issuance of the Shares, the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute a legal, valid and binding obligation of the parties thereto.

RCM Wellness Fund	- 2 -	July 22, 2008

Based upon the foregoing, we are of the opinion that:

1.	The Trust is a duly organized and validly existing unincorporated association with transferable shares existing under and by virtue of the laws of The Commonwealth of Massachusetts.

2.	When issued in accordance with the Agreement and Plan of Reorganization, the Shares will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of fund property for all loss and expenses of any shareholder held personally liable solely by reason of being or having been a shareholder of the relevant fund. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP